

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

August 3, 2009

Mr. Thomas R. Voss
President and Chief Executive Officer
Ameren Corporation
1901 Chouteau Avenue
St. Louis, Missouri 63103

      RE: Ameren Corporation
                Form 10-K For Fiscal Year Ended December 31, 2008
                Filed March 2, 2009
                Form 10-Q for Fiscal Quarter Ended March 31, 2009
                Filed May 8, 2009
                File No. 1-14756

Dear Mr. Voss:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                              Sincerely,

                              William Thompson
                              Branch Chief